SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES RECORD NAPLES W 2017 SCHEDULE

9 NEW ROUTES (24 IN TOTAL), 1.7M C'MERS P.A.

Ryanair, Italy's No. 1 airline, today (7 Mar) launched its first Naples winter schedule (2017), with 2 based aircraft (an investment of $200m) and 9 new routes to Bologna, Brussels, Budapest, Dublin, Krakow, Malta, Porto, Thessaloniki and Wroclaw (24 routes in total), which will deliver 1.7m customers p.a. in total and support 1,300* jobs at Naples Airport.

Ryanair will connect Naples with major business centres on high frequency, low fare services including London (daily) and Milan (4 daily), with better timings and lower fares, making Ryanair the ideal choice for Italian business and leisure customers, and these new Naples routes will go on sale on the Ryanair.com website today.

●
2 based aircraft
●
9 new routes: Bologna (daily), Brussels (CRL) (3 wkly), Budapest (3 wkly), Dublin (2 wkly)

                         Krakow (2 wkly), Malta (2 wkly), Porto (2 wkly), Thessaloniki (2 wkly) & Wroclaw (2 wkly)

●
24 routes in total
●
1.7m customers p.a.
●
1,300* "on-site" jobs p.a.

Ryanair's Naples summer 2017 schedule is attracting record bookings, with 19 new routes starting in April on lower fares as Ryanair passes on lower fuel costs, and an even better customer experience, as it continues to roll out its "Always Getting Better" improvements.

In Naples, Ryanair's Michael O'Leary said:

"We are pleased to launch our first ever Naples winter schedule, which includes 9 new routes which will deliver 1.7m customers p.a. and support 1,300* jobs at Naples airport. Our 2 based aircraft represents an investment of $200m, which further underlines our commitment to growing traffic, tourism and jobs in the Campania region and we look forward to working closely with our airport partners to deliver further growth in Naples.

We are also pleased to report record bookings on our 19 new Naples summer 2017 routes and Italian customers and visitors can look forward to even lower fares so there's never been a better time to book a low fare flight on Ryanair. We urge all customers who wish to book their holidays to do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fare air travel to and from Naples.

To celebrate the launch of our Naples winter 2017 schedule we are releasing seats for sale across our European network from just €9.99, which are available for booking until midnight Thursday (9 Mar). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:

Robin Kiely                                                           John Alborante
Ryanair DAC
Ryanair DAC
Tel: +353-1-9451949                                              Tel: +353-1-9451791
press@ryanair.com                                               italia@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 March, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary